Filed by Hammerhead Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation IV

Commission File No.: 001-40731

Riverstone Energy Limited

REL Portfolio Companies, Hammerhead and DCRD to merge

London, UK (26 September 2022).

Riverstone Energy Limited (“REL”) is pleased to announce that two of its portfolio companies, Hammerhead Resources Inc., a Calgary-based energy company (“Hammerhead”), and Decarbonization Plus Acquisition Corporation IV (Nasdaq: DCRD, DCRDW, DCRDU), a special purpose acquisition company (“DCRD”), have announced today that Hammerhead and DCRD have entered into a definitive agreement to complete a business combination that values Hammerhead at an enterprise value of C$1.39 billion, which is approximately 2.2x DCRD’s projected 2024 EBITDA for Hammerhead.

REL invests in Hammerhead, alongside Riverstone Global Energy and Power Fund V, L.P. (“Fund V”). REL holds an approximate 17% interest in Hammerhead today at a 0.53x Gross MOIC as of 30 June 2022, representing a carrying value of $156 million against total invested capital of $295 million. At the agreed pre-money transaction value and at an assumed $10.00/share trading price, REL’s interest in Hammerhead, including prior distributions, is $177 million, or 0.60x Gross MOIC. Hammerhead is the largest investment of REL, based on invested capital, and its unrealized value represents 18% of REL’s net asset value as of 30 June 2022. Riverstone Holdings LLC and its affiliates (“Riverstone”) acts as investment manager for both REL and Fund V, and Riverstone also holds a minority interest in Fund V.

REL holds an interest in DCRD through a 5% position in the sponsor of DCRD (the “Sponsor”). The Sponsor is controlled by Riverstone, and the Sponsor holds Class B ordinary shares of DCRD (“founder shares”), which were acquired for $25,000 and represent 20% of the equity ownership of DCRD, as well as warrants to purchase Class A ordinary shares of DCRD for $11.50 per share (“warrants”), which were acquired for $12.7 million. The trading price of DCRD at close of business on 23 September 2022 is $10.03 per share. REL has invested a total of $639,497 in the Sponsor. That investment is currently marked at cost. Through that interest and prior to the arrangements discussed below, REL indirectly owns 396,456 founder shares and 638,247 warrants. The balance of the interests in the Sponsor are held by Riverstone professionals and other persons associated with Riverstone.

Assuming the approval by each of the Hammerhead shareholders and the DCRD shareholders, the transaction will result in the formation of a publicly traded upstream oil and gas company (“NewCo”) with an identified investment program to decarbonize its oil and gas operations through the development of a carbon capture and sequestration (“CCS”) program. NewCo’s CCS program is estimated to require approximately C$240 million of capital between 2023 and 2029, and, by 2029, is expected to reduce NewCo’s Scope 1 and Scope 2 emissions by approximately 79% of 2021 values, even after an anticipated doubling in production volumes. NewCo’s assets will include a large, consolidated block of acreage in the prolific Montney trend in Western Canada, spanning over 100,000 net acres in Alberta. NewCo’s planned production and EBITDA growth is expected by DCRD to be in excess of 40% and 50%, respectively, from an expected 31,500-32,500 boe/d and C$375-425 million in 2022 to over an expected 46,000-48,000 boe/d and C$625-675 million in 2024.

Closing of the transaction is likely to occur in Q1 2023, subject to approval of the shareholders of each of Hammerhead and DCRD and other customary closing conditions. Closing of the transaction is not subject to a minimum cash condition and the parties believe that Hammerhead’s existing balance sheet with expected leverage, prior to any proceeds from DCRD’s cash in trust, of 0.6x LTM EBITDA at year-end 2022 is expected to provide the liquidity necessary to execute on Hammerhead’s business plan. NewCo is expected to be listed on the Nasdaq Capital Market (“Nasdaq”) and trade under the ticker symbol “HHRS”.

At closing, REL is expected to receive 15 million shares of HHRS (representing 12% pro forma ownership of HHRS assuming no redemptions by existing DCRD shareholders), which will be freely tradeable subject to customary lockup provisions and applicable blackout periods. Accordingly, REL’s current privately held interest in Hammerhead will be replaced by a holding of publicly traded securities in HHRS which will be valued by REL by reference to HHRS’s prevailing share price.

In connection with implementing the transaction under the applicable Fund V governing documents, the Sponsor and the other holders of the founder shares and warrants (collectively, the “Sponsor Group”) agreed to make certain adjustments to their ownership in the DCRD economics. Pursuant to those adjustments, the Sponsor Group have agreed that the Sponsor Group will assign and transfer to Fund V vehicles all of its warrants and 55% of its founder shares, including the proportionate amount allocable to REL. Fund V does not currently have any ownership interest in DCRD. Following these transfers, REL will hold an indirect interest, through the Sponsor, in 178,405 founder shares and no warrants. Following the completion of the business combination, any proceeds received by Fund V from its investment in HHRS will first be applied toward the Sponsor Group (including REL) recovering the original cost of the transferred interests. Thereafter, proceeds from the founder shares retained by the Sponsor Group will be applied, alongside all proceeds received by Fund V, until Fund V has received total proceeds to provide it with a 1.0x MOIC on its investment in Hammerhead (including its cost for the transferred warrants and founder shares) (the “MOIC Threshold”). The founder shares retained by REL via the Sponsor (but not REL’s HHRS shares attributable to its interest in Hammerhead) are “ringfenced” such that they may not be sold other than in proportion to Fund V’s sales. After Fund V achieves the MOIC Threshold, the founder shares retained by the Sponsor Group (including REL) will be freely tradeable subject to any unexpired lockup provisions and applicable blackout periods. To the extent Riverstone receives net after-tax proceeds from Fund V in its capacity as an investor in Fund V in respect of the founder shares and warrants transferred to Fund V, Riverstone will remit to REL a proportionate amount (corresponding to REL’s proportionate interest in the Sponsor).

About Riverstone Energy Limited:

REL is a closed-ended investment company which invests in the energy industry that has since 2020 been exclusively focused on pursuing and has committed $181 million to a global strategy across decarbonisation sectors presented by Riverstone’s investment platform. REL’s ordinary shares are listed on the London Stock Exchange, trading under the symbol RSE. REL has 20 active investments spanning decarbonisation, oil and gas, renewable energy and power in the Continental U.S., Western Canada, Gulf of Mexico and Europe.

For further details, see www.RiverstoneREL.com

About Decarbonization Plus Acquisition Corporation IV

Decarbonization Plus Acquisition Corporation IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. DCRD is sponsored by an affiliate of Riverstone Holdings LLC.

About Hammerhead Resources

Hammerhead Resources is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. The company was formed in 2009 and has over 85 employees as of 1 September 2022.

About Riverstone Holdings LLC:

Riverstone is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately US$43 billion of capital raised. Riverstone conducts buyout and growth capital investments in the E&P, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston, Mexico City, Amsterdam and Menlo Park, Riverstone has committed nearly US$43 billion to more than 200 investments in North America, Latin America, Europe, Africa, Asia, and Australia.

For further details, see www.RiverstoneLLC.com

The following information and disclaimers relate to the proposed business combination between Hammerhead and DCRD. Shareholders in REL should note that, as such, they will not be entitled to vote on the proposed business combination nor will they be sent any of the information or documentation referred to below.

Forward Looking Statements

This press release includes certain statements in respect of the proposed business combination between Hammerhead and DCRD that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed business combination discussed in this press release; the benefits of the proposed business combination; the future financial performance of NewCo following the transactions; changes in Hammerhead’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management; and the anticipated valuation of REL’s interest in NewCo. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing REL’s, NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of REL, NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither REL, NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by DCRD’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRD; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and NewCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of NewCo’s common shares and warrants on Nasdaq upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of NewCo following completion of the proposed business combination; (xii) limited liquidity and trading of NewCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources;(xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus proposed to be published relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the Securities and Exchange Commission (“SEC”).

No Offer or Solicitation

This communication includes information that relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the United States Securities Act of 1933, as amended, or an exemption therefrom.

Important Information and Where to Find It

In connection with the proposed business combination, DCRD and NewCo intend to file a registration statement in the United States on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of DCRD and a preliminary prospectus of NewCo, and after the Registration Statement is declared effective, DCRD will mail the definitive proxy statement/prospectus relating to the proposed business combination to DCRD’s shareholders as of a record date to be established for voting on the proposed business combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of DCRD’s shareholders to be held to approve the proposed business combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed business combination. DCRD’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about DCRD, Hammerhead, NewCo and the proposed business combination.

DCRD shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination and other matters to be voted upon at the DCRD shareholder meeting will be set forth in the Registration Statement for the proposed business combination when available.

Media Contacts

For Riverstone Energy Limited:

Josh Prentice

Josh@riverstonellc.com

Liz Taylor-Kerr

Head of Governance Services

liz.taylor-kerr@ocorian.com